WILLIAMS SECURITIES LAW FIRM, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

e-mail:  Michael@GoPublicDirect.com

November 27, 2013

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: Perpetual Industries Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 25, 2013

File No. 333-187134

Dear Mr. Buchmiller:

We have filed on EDGAR the above Amendment No. 2 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation : Note the SEC comments are in bold.
1.

Summary Information, page 7

1. We note your revisions made in response to prior comment 4. Please disclose the amounts paid to individuals you identify in the second paragraph on page 8.

DONE, in Summary Information section.

Also, please describe why Beaver Parts Ltd. is a Variable Interest Entity under GAAP in plain, every-day non-accounting terms.

DONE, in Summary Information section.  We note in this regard that although we have provided a detailed discussion of this issue, we have done so in plain English.  Our revised disclosure will show any investor in a way they can understand why Beaver is a VIE under accounting rules and is thus a related party but is not a principal beneficiary under those same accounting rules.

We note in this regard the agreement filed as Exhibit 10.8 between you and Beaver Parts pursuant to which you may lend them money. If this is a related party, please make all of the disclosures required by Regulation S-K Item 404 in an appropriate location in your filing.

DONE, see CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS where we have copied the Variable Interest Entity section from the financial statements, with minor adjustments as required by Item 404 including identifying the related party as Beaver Parts.

We also note from the agreement that all principal and interest outstanding under that agreement was to be repaid by August 31, 2013. Please update your disclosure as appropriate.

PLEASE NOTE THAT THE DUE DATE ACTUALLY READS August 31, 2012 in Exhibit 10.2, “Loan Agreement with Beaver Parts.”  In response to this comment, then, we added the following disclosure:

To elaborate, we have an explicit variable interest arising from a loan from us to Beaver. The fair value of this loan varies depending on Beaver’s net assets, in other words the collectability of the loan. During the period January 25, 2005 (Inception) through January 1, 2010, we advanced operating funds to them so that they could research and develop products that feature XYO, and market these products. We advanced the funds in the form of an accumulating loan. The resulting $809,245 balance was not repaid to us, and at our July 31, 2010 year-end we wrote it off, deeming it to be uncollectable based on factors including Beaver’s financial condition and the absence of any guarantee or liquidation preference. As of the loan’s date of maturity, August 31, 2012, it was still in default and there is a risk that it may never be repaid. There was no carrying value recorded at July 31, 2013 or 2012.

As noted, there was no repayment, and no plans or commitments to loan additional funds.

We note from your financial statement footnotes that you have written off the entire principal and interest owed to you by Beaver Parts since 2010. Given your view of Beaver Parts’ financial condition, please disclose how their financial condition may affect the benefits you expect to derive from the various relationships that you have with Beaver Parts; including risk disclosure as appropriate.

DONE. See RISKS (and also DESCRIPTION OF BUSINESS in comparable language) where we now disclose the following:

 There are a number of risks related to the financial condition of Beaver Parts, which is a related party primarily because it is categorized as a Variable Interest Entity. Beaver is also our landlord, and we purchase services from them.

A loan balance of $809,245 to Beaver is in default and was been written off as of July 31, 2010 as uncollectible. There is a risk that it may never be repaid to us.

Subsequent to the loan writeoff, we have had and may continue to have involvement with Beaver in certain other regards, which are at risk of not continuing in light of our view of Beaver’s financial condition. We rent our office premises from them, and we have been purchasing marketing services from them. They are also potential providers of manufacturing planning services.

There is a risk that Beaver will be able to continuing operating as our landlord, despite its financial health being too weak to repay the loan. Beaver may be unable to continue allowing us to not pay cash for rent, in lieu of booking interest income on the loan. We may need to relocate to different premises, which may be disruptive to our operations.

There is also a risk of Beaver becoming unable to provide marketing or manufacturing planning services because of its financial condition or other reasons. We may have to rely on another company such as Vibranautics for these services, which may be disruptive to our operations.

2.

2. We note your discussion in the risk factor on page 13 that two customers who are owned by non-affiliated shareholders represent 93% of your revenues. With a view towards revised disclosure, please tell us why those shareholders are not affiliates of your company and whether they are selling any of their shares in this offering.

DONE. See RISKS, DESCRIPTION OF BUSINESS, and CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Specifically, we have added the following:

Notwithstanding the revenue concentration set forth above, neither of these entities nor their beneficial owners is an affiliate of us as the term is defined under federal securities laws, in that neither of these entities nor their beneficial owners is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, us.  This determination of non-affiliated status is based in part upon the fact that they each own significantly less than 5% of the issued and outstanding voting stock in Perpetual. Craig Dansereau, owner of DMC, owns 340,000 shares (1.0% of issued and outstanding). Rob Stiven, director of ZAR Corp., owns 200,000 shares (0.6% of issued and outstanding). We do not consider the fact of both of these shareholders including their shares for registration in the current offering to make them affiliates as set forth above.

3.

Description of Business, page 38

3. We note from the risk factor you have added to page 15 that a substantial number of ETI’s original patents have begun to expire. Please expand your disclosure to include all of the disclosures required under Regulation S-K Item 101(c)(1)(iv).

DONE. In the RISK section we have provided a projected list of expiration dates (i.e. duration). This information is repeated in the BUSINESS DESCRIPTION section, and supplemented with a discussion of the importance and effect of our patents.

We have modified our disclosure to now state that the final patent expiration date for ETI”s patents and thus the expiration of our agreement with ETI under its terms is March 7, 2023.   In reviewing all the patents’ life spans again, we determined that there were three patents for which the initial filing process appears to have commenced in 1995, but which we discovered had administrative events much later, such that the respective patent offices set their official dates for expiry calculation as follows:

Malaysia: grant date May 31, 2006 --> expiry May 31, 2021 (15 year term)

Philippines: grant date July 22, 2002 --> expiry July 22, 2022 (17 year term)

Philippines: grant date March 7, 2003 --> expiry March 7, 2023 (17 year term)

4.

Our Employees, page 46

4. Please disclose whether your current employees are working on a part-time or full-time basis.

DONE, in several places, but in the Business section as follows:

          Currently we have two individuals providing primarily management and business administrative      services:

Brent Bedford, Chairman, President and CEO, has an oral agreement under which he provides management services through an entity that he owns, Pulseman Inc. All of his time is spent on the Company, except that up to 20 hours per quarter is spent on his directorship of ETI Technologies Inc., Pulseman Inc., Shabu Shabu Shack Inc., and Graffiti Group Inc.  He does not believe that this de minimus time spent each quarter detracts from his ability to devote essentially all of his time and efforts to the implementation of our business plan and in no way detracts from the development of our business.

Doug Greig, General Manager of Operations, has an oral agreement under which he provides management services through an entity that he owns, Blackbird Insight Inc. All of his time is spent on Perpetual and its business.

It is our position that the de minimus amount of time Mr. Bedford spends on other activities does not detract from his ability to devote the equivalent of full-time services to Perpetual and does not adversely affect our ability to implement our business plan.

7.

Exhibits

7. We note from your response to prior comment 12 that you have redacted certain information from your exhibits. Please file a confidential treatment application with regards to such information so that we can process your request for confidential treatment as appropriate.

All exhibits previously containing redacted information are now filed with no information redacted.

Financial Statements

Comment Number	Explanation
5.

Note 4 – Loan Receivable and Lease Obligation, page 75

5. We note your conclusion that you are not the primary beneficiary of this entity. Please provide us with additional analysis that supports your conclusion that you are not the primary beneficiary. Discuss whether you have additional commitments to loan money to the entity and if so, how that impacts your analysis as to whether you are the primary beneficiary.

PLEASE NOTE THE FOLLOWING DETAILED REMARKS NOT INCLUDED IN THE S-1.

As a result of Beaver being a VIE, a type of related party, we have disclosed certain information in our financial statements and in the section Certain Relationships and Related Transactions. However, because we are not Beaver’s primary beneficiary, we are not required to consolidate Beaver’s financial statements.

This was determined in light of Beaver’s equity and voting interests, the fact that we are not the only party that has a substantial variable interest in Beaver, and the fact that we do not bear Beaver’s losses or benefit from its gains. Furthermore, although one of our related parties has variable interests in Beaver, we would together still not be deemed a primary beneficiary.

•

With regard to equity and voting interests, Perpetual and its shareholders do not have ownership in Beaver, serve on Beaver’s Board of Directors, or work for Beaver Parts in any capacity. Accordingly, Perpetual does not have the power to direct any of Beaver’s activities.

•

With regard to bearing the risk of Beaver’s losses, Perpetual is surviving without repayment of the debt and will continue to survive through equity transactions and revenue from operations, and were Beaver to become unable to continue renting Perpetual its premises, Perpetual could easily relocate.

•

With regard to Perpetual benefiting from Beaver’s gains, we do not have the right to receive the benefits of Beaver, and even if Perpetual were to sub-license the XYO technology to Beaver, that would not give Perpetual the right to receive the benefits of Beaver.

•

With regard to one of our related parties having a variable interest in Beaver, a shareholder of Perpetual is currently funding Beaver’s operations with debt.

•

If their variable interest and ours were combined and held by a single party, that party would still not meet the definition of primary beneficiary. Perpetual’s shareholder does not have the power to direct Beaver’s activities nor does the shareholder bear the risk of losses or have the right to receive benefits that could be significant to Beaver.  The shareholder is strictly loaning money to Beaver and there is no other activity between Perpetual’s shareholder and Beaver.

We have no obligation to fund anything additional to Beaver nor do we have any controlling financial interest in Beaver, hence we are not the primary beneficiary for financial statement purposes.

Also clarify for us how your leasing of office space from the entity impacts your analysis.

DONE. See Description of Business.

6.

Note 9 – Related Party Transactions and Commitments, page 80

-Management and Other Expenses, page 80

6. We note your response to prior comment 14. In light of your disclosure that the deferred wages are “due upon demand,” it appears the amount accrued should be reflected as current liabilities. Please revise or otherwise explain to us why you believe classification as non-current is appropriate.

CHANGED TO CURRENT LIABILITIES.

7